unaxis

03 JUL 21 AM 7:21

82-34643

making IT possible

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03024716

Tel. Nr. Filing desk 202 942 80 50

Date July 17, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Nicolas Weidmann
Corporate Communications

7/21

Enclosure

- **Media Release: July 17, 2003: 1st half of 2003: Rise in sales compared to 1st half of 2002**

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 96
Fax ++41 1 360 96 93
www.unaxis.com

03 JUL 21 7:21

unaxis

making IT possible

Media Information

First six months of 2003: Rise in sales compared to first six months of 2002

Pfäffikon, July 17, 2003 – With sales of CHF 759 million in the first six months of 2003, Unaxis achieved a 13 percent sales increase on a comparable basis[1] relative to the first six months of 2002 (CHF 671 million). Orders received by the Unaxis Corporation were CHF 763 million for the first six months of 2003, similar to the comparison period of the previous year (first six months of 2002: CHF 757 million).

On a comparable basis[1], orders received in the second quarter rose to CHF 389 million, 4 percent up on the previous quarter (first quarter 2003: CHF 374 million). This continues the unbroken growth trend for the past four quarters. Compared to the previous quarter, Unaxis increased sales by 8 percent to CHF 394 million (first quarter 2003: CHF 366 million).

Information Technology Segment

Orders received by the Information Technology segment[1] were similar to the previous year's level at CHF 386 million (first six months of 2002: CHF 385 million). Meanwhile, sales of CHF 379 million rose 37 percent on the previous year (first six months of 2002: CHF 276 million). The increase in sales came largely as the result of strong demand for production systems at the Data Storage division. Regional factors, particularly the consequences of the SARS outbreak, delayed high-volume orders expected at Displays. As before, ongoing weakness subdued the market for front end and back end semiconductor equipment.

Orders received in the second quarter of 2003 rose 5 percent on the previous quarter, to CHF 197 million (first quarter of 2003: CHF 188 million). Sales of CHF 208 million for the second quarter of 2003 were up 22 percent on the preceding quarter (first quarter

[1] i.e. excluding Materials activities divested in 2002

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 of 2003: CHF 171 million).

Surface Technology segment

The Surface Technology segment achieved a 5 percent sales increase for the first six months of 2003, to CHF 160 million (first six months of 2002: CHF 153 million). This came despite negative influences in currency exchange rates and continuing economic weakness in many industrialized countries. Surface Technology achieved a 5 percent on-quarter rise in sales to CHF 82 million in the second quarter of 2003 (first quarter of 2003: CHF 78 million).

Components and Special Systems segment

Orders received by Components and Special Systems in the first six months of 2003 were CHF 213 million, 3 percent below the previous year's figure (first six months of 2002: CHF 219 million). Sales of CHF 217 million recorded in the first six months of 2003 declined 10 percent on the previous year (first six months of 2002: CHF242 million).

Second quarter orders received worth CHF 107 million matched the figure for the previous quarter (first quarter of 2003: CHF 106 million). Sales of CHF 102 million for the second quarter of 2003 were 11 percent below the previous quarter (first quarter 2002: CHF 115 million).

Outlook for the second six months of 2003

Unaxis Corporation stands by its existing prognosis for 2003 and will provide detailed information concerning business development during the first six months and the outlook for 2003 in its semi-annual results to be published on August 19, 2003.

Appendix: Key figures

The information contained in this media release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with forecast statements portrayed here.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace technology). Unaxis employs approximately 6 500 individuals and, in the 2002 financial year, recorded total sales of CHF 1 426 million on a comparable basis. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.

Page 4 **Key figures for first six months of 2003**

Unaxis Group

In CHF million	2003			2002				
	HJ1	**Q2**	Q1	Q4	Q3	*HJ1*	Q2	Q1
Total Unaxis on a comparable basis								
Orders received	***763***	**389**	374	349	322	*757*	476	281
Sales	***759***	**394**	366	382	373	*671*	379	292
Orders on hand	**06/30/2003**			12/31/2002				
	413			406				
Total divestments (Materials)								
Orders received	-	-	-	7	6	*53*	23	30
Sales	-	-	-	7	8	*49*	24	25
Orders on hand	**06/30/2003**			12/31/2002				
	-			3				
Total Unaxis Group								
Orders reveived	***763***	**389**	374	356	328	*810*	499	311
Sales	***759***	**394**	366	389	381	*720*	403	317
Orders on hand	**06/30/2003**			12/31/2002				
	413			409				

Page 5 **Business development by division on a comparable basis**

Segment Information Technology

in CHF million	2003			2002				
	HY1	**Q2**	Q1	Q4	Q3	*HY1*	Q2	Q1
Orders received								
Semiconductors Back End (ESEC)	***74***	**33**	42	33	30	*94*	62	32
Semiconductors Front End	***74***	**31**	43	25	47	*86*	51	35
Displays	***10***	**8**	2	26	8	*57*	55	2
Data Storage	***172***	**98**	74	49	31	*103*	80	23
Optics	***55***	**27**	28	23	27	*45*	24	21
Total	***386***	**197**	188	156	143	*385*	272	113

in CHF million	2003			2002				
	HY1	**Q2**	Q1	Q4	Q3	*HY1*	Q2	Q1
Sales								
Semiconductors Back End (ESEC)	***77***	**36**	41	31	49	*70*	44	26
Semiconductors Front End	***71***	**42**	30	54	37	*80*	55	25
Displays	***57***	**16**	41	37	14	*17*	6	11
Data Storage	***126***	**90**	35	48	60	*63*	43	20
Optics	***48***	**23**	25	24	21	*46*	24	22
Total	***379***	**208**	171	194	180	*276*	172	104

in CHF million	2003	2002
	06/30/2003	12/31/2002
Orders on hand		
Semiconductors Back End (ESEC)	***14***	17
Semiconductors Front End	***54***	49
Displays	***17***	64
Data Storage	***99***	53
Optics	***34***	28
Total	***218***	209

Segment Surface Technology

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Orders received	***160***	**82**	78	81	71	*153*	80	73
Sales	***160***	**82**	78	81	71	*153*	79	74

Segment Components and Special Systems

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Orders received								
Leybold Vacuum	***187***	**99**	88	82	89	*182*	97	85
Contraves Space	***26***	**9**	17	30	19	*37*	27	10
Total	***213***	**107**	106	112	108	*219*	124	95

in CHF million	2003			2002				
	HY1	Q2	Q1	Q4	Q3	*HY1*	Q2	Q1
Sales								
Leybold Vacuum	***169***	**86**	83	92	86	*180*	95	85
Contraves Space	***48***	**16**	32	16	35	*62*	33	29
Total	***217***	**102**	115	108	121	*242*	128	114

in CHF million	2003	2002
	06/30/2003	12/31/2002
Orders on hand		
Leybold Vacuum	***51***	31
Contraves Space	***143***	165
Total	***194***	197